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                             November 2, 2023

       Jiandong (Peter) Xu
       President
       Denali SPAC Holdco, Inc.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali SPAC Holdco,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 20,
2023
                                                            File No. 333-270917

       Dear Jiandong (Peter) Xu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4, Filed October 20, 2023

       Shareholder Proposal No. 1 - The Business Combination Proposal Projected Financial Information, page 139

   1. We note your response to prior comment 4 and your disclosure on page 140 where you state that "those
utilizing the information could add their own risk adjustment for success of FDA approval.
Typically, the earlier the product is in the development cycle, the lower the probability of
success compared to products that are further along in the development cycle." Please revise
these statements so as to not (i) indirectly disclaim liability for statements in your
registration statement and (ii) create any potential implication that because your product
candidates are in clinical trials they are more likely to be approved and note the risks
involved in assuming all of your product candidates will be approved.
                                                        Please also revise to
address the reliability of the projections related to the later years presented.
 Jiandong (Peter) Xu
Denali SPAC Holdco, Inc.
November 2, 2023
Page 2
Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal No. 5F: Delaware as Exclusive Forum, page 171

2. We note your response to prior comment 7. On page I-6 you state that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
      Elsewhere in the registration statement, such as on page 171, you state that the United
      States District Court for the District of Delaware will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
      1933. Further, on page 173 you state that "the Court of Chancery of the State of Delaware
      (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, will be the sole and exclusive forum for the types of actions or proceedings under
      Delaware statutory or common law for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please reconcile these disclosures.
       Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

FirstName LastNameJiandong (Peter) Xu                       Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameDenali SPAC Holdco, Inc.
                                                            Services
November 2, 2023 Page 2
cc:       Andy Tucker
FirstName LastName